                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K


[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 1996
                                 -----------------

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from _____________ to _______________


Commission File Number    1-9684
                       ------------


         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
--------------------------------------------------------------------------------
                             (Full title of plan)



                         CHART HOUSE ENTERPRISES, INC.
--------------------------------------------------------------------------------
            (Name of issuer of securities held pursuant to the plan)



          115 South Acacia Avenue, Solana Beach, California 92075-1803
--------------------------------------------------------------------------------
        (Address of principal executive offices of issuer of securities)

                                   SIGNATURES
                                   ----------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              CHART HOUSE ENTERPRISES, INC.
                               CORPORATE EMPLOYEE 401(k) PLAN

                              By:  The 401(k) Plan Committee


Date:  May 28, 1997           /s/LEWIS M. JACKSON
                              -------------------
                              Lewis M. Jackson
                              Chairman


                              /s/JOHN L. ANDERSON
                              -------------------
                              John L. Anderson
                              Member


                              /s/CANDACE R. FORSYTHE
                              ----------------------
                              Candace R. Forsythe
                              Member


                              /s/KEITH L. HINDENLANG
                              ----------------------
                              Keith L. Hindenlang
                              Member


                              /s/STEPHEN J. MCGILLIN
                              ----------------------
                              Stephen J. McGillin
                              Member


                              /s/ANNETTE M. PECK
                              ------------------
                              Annette M. Peck
                              Member

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN

                    FINANCIAL STATEMENTS AND SCHEDULES AS OF

                               DECEMBER 31, 1996

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



To Chart House Enterprises, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN as of December 31, 1996 and December 31, 1995, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan as of December 31, 1996 and December 31, 1995 and the changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules A and B are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules, and fund information, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                      ARTHUR ANDERSEN LLP


San Diego, California
May 28, 1997

CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
As of December 30, 1996 and 1995



                                            1996         1995
                                         ----------    ----------

Cash                                     $    1,377    $      783
                                         ----------    ----------

Receivable from Trustee                      10,098             -
                                         ----------    ----------

                                             11,475             -
                                         ----------    ----------

Investments, at Market Value:

   Total Investment in Master Trust       4,813,264     6,416,481
                                         ----------    ----------

   Total Assets                           4,824,739     6,417,264

Less - Excess Contributions Payable         (23,165)     (160,253)
    Non-Allocable Forfeitures               (15,328)       (6,749)
    Overdeposit of Contribution             (18,528)       (2,504)
                                         ----------    ----------

Net Assets Available for Plan Benefits   $4,767,718    $6,247,758
                                         ==========    ==========

         The accompanying notes are an integral part of this statement.

CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1996

                                                                    1996
                                                                -----------
Net Assets Available for Plan Benefits at Beginning of Year     $ 6,247,758
                                                                -----------

Transfer to Chart House Enterprises, Inc.
 Restaurant Employees 401(k) Plan                                (1,523,602)
                                                                -----------

Receivable from Trustee                                              10,098

Contributions -
   Company                                                          173,953
   Participant                                                    1,013,782
                                                                -----------
                                                                  1,197,833
                                                                -----------

Dividend Income and Capital Gain Distributions                      115,005
Net Appreciation (Depreciation) in Fair Value from Master
 Trust Investments                                                  122,366
                                                                -----------
                                                                    237,371
                                                                -----------

Net Transfer of Funds                                                     -
                                                                -----------

Distributions from Termination, Withdrawals and Excess
  Contributions                                                  (1,361,596)
                                                                -----------

Non-Allocable Forfeitures                                           (30,046)
                                                                -----------

       Net Increase (Decrease)                                   (1,480,040)
                                                                -----------

Net Assets Available for Plan Benefits at End of Year           $ 4,767,718
                                                                ===========

         The accompanying notes are an integral part of this statement.

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
         -------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                               DECEMBER 31, 1996
                               -----------------



(1)  PLAN DESCRIPTION
     ----------------

Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. 401(k) (formerly "Thrift") Plan (the "Plan") effective January 1, 1986. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the William Mercer Incorporated (the "Administrator") and all plan investments are held by SBS Trust Company, a division of Smith Barney Shearson Company (the "Trustee"). Participation in the Plan is available to substantially all Corporate employees with a job title classification A01 through E60, of the Company and its subsidiaries who have completed at least one year and 1,000 hours of service and who have reached the age of 21.

Effective January 1, 1996, the Plan was amended and assets for Restaurant employees with job classification titles from J01 through J99 were spun off and transferred to the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan.

Contributions to the Plan are made by the participants and are matched by the Company. Participants may contribute from 1% to 10% of their gross pay. The Company will make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed $1,250 for the Plan year, and will make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution, not to exceed $1,250, if the Company meets or exceeds targeted results of operations, as determined by the Board of Directors. Participant contributions are invested by the Plan's trustee in one or more specified funds (see Note 2) as designated by each participant. Company contributions are invested among the available funds in accordance with the participants election to their investment account.

Participants are immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon (the "Employer Accounts") is based on years of service. A participant vests at the rate of 20% per year and becomes fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Each participant's account is credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of non-vested amounts are to be used solely to offset future Company matching contributions.

Upon termination of service due to retirement or disability, a participant may elect to receive distribution of benefits in either a lump sum or partial payments, with remaining balance distributed at the end of the quarter. If the termination of services is for any other reason, distribution of benefits will be made in a lump sum payment. Participants may apply for hardship distributions under certain circumstances.

The Company reserves the right to amend or terminate the Plan at any time. In the event of termination of the Plan, the value of each participant's account will become fully vested and non-forfeitable. In no event may the assets of the Plan revert to the Company.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Description and Valuation of Investments
----------------------------------------

Investment funds available to the participants include (1) an equity fund (managed by Provident Investment Council) which invests primarily in equity securities with emphasis on capital appreciation; (2) a balanced fund (managed by Value Line Asset Management) which invests in both common stocks and higher quality fixed-income securities with equal emphasis on current income and capital appreciation; (3) an income fund (managed by Howe & Rusling Investment Management) which invests in high quality debt securities with emphasis on current income; (4) a money market fund (managed by Boston Safe Deposit and Trust Company), which invests in short-term U.S. Government Securities with emphasis on current income to the extent consistent with preservation of capital; and (5) the Company stock fund.

Plan investments are held by SBS Trust Company (a division of Smith Barney Shearson Company) under a trust agreement effective July 1, 1993. Investments in securities (summarized on Schedule A) are valued at their quoted market prices.

Master Trust Allocation
-----------------------

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan. The Plan's interest in the assets of the Master Trust is included in the accompanying statements of net assets available for plan benefits. A summary of the net assets of the Master Trust as of December 31, 1996 and 1995 is as follows:

                                         1996             1995
                                    --------------   --------------
Investments, at Market Value:
 Equity Account                        $2,296,609       $1,781,475
 Balanced Account                       1,686,413        1,533,739
 Income Account                           465,498          571,427
 Money Market Account                   1,001,660        1,135,420
 Company Stock                            882,151        1,382,595
 Contribution and Disbursement              4,500           11,825
                                       ----------       ----------
                                        6,336,831        6,416,481
Receivables                                11,475              783
Liabilities                               (65,105)        (169,506)
                                       ----------       ----------
Net Assets of the Master Trust         $6,283,201       $6,247,758
                                       ==========       ==========

Allocations of the net assets of the Master Trust to participating plans as of December 31, 1996 is as follows:


                                                          1996
                                                ---------------------
                                                  Amount      Percent
                                                -----------   -------
         Chart House Enterprises, Inc.
          Corporate Employees 401(k) Plan        $4,767,718     75.88

         Chart House Enterprises, Inc.
          Restaurant Employees 401(k) Plan        1,515,483     24.12
                                                 ----------   -------
                                                 $6,283,201    100.00
                                                 ==========   =======

Income from the Master Trust allocated to the participating plans for the years ended December 31, 1996 and 1995 is as follows:


                                                         1996               1995
                                                  ----------------   --------------
     Interest Income                                      $  1,623        $    (193)
     Income on Equity Account                               20,158           13,921
     Income on Balanced Account                             31,894           33,022
     Income on Income Account                               36,948           42,977
     Income on Money Market Account                         38,592           39,463
     Income on Common Stock Account                            453            1,153
     Income on Contribution and Disbursement
      Account                                                  443              235
     Net Appreciation in Fair Value of
     Investments                                           138,434         (100,880)
                                                          --------        ---------
     Net Investment Income                                $268,545        $  29,698
                                                          ========        =========

The net appreciation in the fair value of investments in the Master Trust by major investment category for the years ended December 31, 1996 and December 31, 1995 is as follows:

                                        1996                1995
                                     ----------         ---------
     Equity Account                  $ 384,114          $ 305,537
     Balanced Account                  226,977            251,701
     Income Account                    (32,320)            42,046
     Money Market Account               11,071             (1,013)
     Common Stock Account             (443,534)          (706,639)
     Contribution and Disbursement
      Account                           (7,874)             7,488
                                     ---------          ---------
     Net Appreciation in Fair
      Value of Investments           $ 138,434          $(100,880)
                                     =========          =========

Income Tax Status
-----------------

The Plan obtained its last determination letter from the Internal Revenue Service on June 26, 1995. At that time the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust appeared to satisfy the tax exempt requirement of the Internal Revenue Code. The Plan administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code, and the related trust was tax exempt as of the financial statement date.

Distributions Due to Terminated Participants
--------------------------------------------

Account balances for participants that have terminated but have yet to be paid as of the end of the year have been included in the net assets available for plan benefits. This amount will be presented as a distribution in the statement of changes in net assets available for plan benefits when actually paid. At December 1996 this amount totalled $293,848.


(3)  ADMINISTRATIVE EXPENSES
     -----------------------

In the current year, the Plan's administrative expenses are paid by the Company. These expenses include, but are not limited to, trustee, legal and accounting fees. Transaction related costs, such as commissions, are deducted from proceeds at the time of the transaction.


(4)  PARTY-IN-INTEREST AND REPORTABLE TRANSACTIONS
     ---------------------------------------------

No prohibited transactions with "parties-in-interest", as defined under ERISA, occurred during 1996.

Five-percent reportable transactions, as defined under ERISA, which occurred during 1996 are summarized on Schedule B.

                                                                     SCHEDULE A
CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996

Equity Account
(Managed by Provident
 Investment Council)                Units                      Market
Asset Description                    Held          Cost         Value
-----------------                 -------       -------       -------
Short Term Investments
Reserve Deposit Acct. (RDA VI)     54,713       $54,713       $54,713

Equities and Convertibles
American Intl Group Inc.              146        10,161        15,826
Associates First Cap Corp. CL A       504        19,442        22,251
Federal Home Ln Mtg Corp. -
 Common                               215        16,686        23,731
Federal Natl Mtg Assn               1,790        44,697        67,362
First USA Inc.                        672        15,141        23,281
MBNA Corp.                          1,700        45,767        70,782
MGIC Invt Corp. Wis                   258         7,402        19,608
Amgen Inc.                            594        33,264        32,309
Cardinal Health Inc.                  586        21,122        34,156
Elan Plc ADR                          266         7,651         8,838
Healthsouth Corp.                     504        13,799        19,477
Lilly Eli & Co.                       383        24,866        27,966
Medtronic Inc.                        837        28,819        56,885
Merck & Co. Inc.                      457        27,988        36,418
Oxford Health Plans Inc.              735        21,986        43,038
Pfizer Inc.                         1,009        55,207        83,709
Gillette Co.                          442        19,757        34,345
Nike Inc. CL B                        422        26,127        25,331
Tommy Hilfiger Corp. ORD              379        18,997        18,201
Accustaff Inc.                        340        10,519         7,184
CUC Intl. Inc.                        950        22,596        23,036
Circus Circus Enterprises Inc.        387        13,884        13,303
Disney Walt                           458        28,929        31,956
First Data Corp.                    1,934        42,955        70,599
Hospitality Franchise Sys Inc.        872        31,149        52,086
Home Depot Inc.                       328        16,593        16,460
Kohls Corp.                           332        10,591        13,042
Mirage Resorts Inc.                 1,446        29,265        31,277
Paychex Inc.                          322         8,168        16,568
Republic Inds. Inc.                   688        10,449        21,457
Safeway Inc. New                      606        27,093        25,902
Service Corp. Intl.                   692        14,712        19,373
Staples                               697        13,858        12,597
Enron Corp.                           426        14,336        18,375
Schlumberger Ltd.                     184        18,021        18,350
Tasco Corp., New                      215        10,616        17,012

CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996

Equity Account - Continued
(Managed by Provident
 Investment Council)                Units                      Market
Asset Description                    Held          Cost         Value
--------------------------------   ------       -------       -------
ADC Telecommunications Inc.           430        13,292        13,384
Analog Devices Inc.                   860        17,156        29,133
Andrew Corp.                          299         8,982        15,889
Automatic Data Processing Inc.        207         6,116         8,883
British Sky Broadcasting Group
 Plc Sponsored ADR                    254         7,811        13,340
Ceridian Corp.                        321        15,948        12,982
Cisco Sys Inc.                        704        23,190        44,769
Computer Assoc Intl Inc.              860        29,643        42,785
Computer Sciences Corp.               297        17,149        24,399
Danka Business Sys Plc
 Sponsored ADR                        395        15,923        13,966
Electronic Data Sys. Corp. New        426        22,356        18,428
Lucent Technologies Inc.              684        32,215        31,639
Microsoft Corp.                     1,118        32,051        92,376
Oracle Corp.                        1,084        18,214        45,273
Gucci Group NV SHS NY Registry        172        13,228        10,987
Monsanto Co.                          567        16,356        22,035
Ascend Communications Inc.            258        19,098        16,028
Thermo Electron Corp.                 537        22,211        22,156
Tyco Intl Ltd.                        700        21,601        36,998
Ericsson L M Tel Co. ADR Cl B
 SEK 10                             2,686        39,627        81,072
Worldcom Inc.                         891        20,530        23,229
AES Corp.                             403        19,043        18,723
Boston Scientific Corp.               504        25,770        30,256
                                            -----------   -----------

Total Equity Account                        $ 1,294,836   $ 1,795,534
                                            ===========   ===========


CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996

Balanced Account
(Managed by Value Line Asset
 Management)                        Units                      Market
Asset Description                    Held          Cost         Value
-----------------                 -------      --------      --------
Short-Term Investments
Reserve Deposit Acct. (RDA VI)    121,888      $121,888      $121,888

Government
United States Treasury Notes      167,387       166,864       172,330
(2/28/95 7 1/8% 2/29/2000)

Equities and Convertibles
American Bankers Ins. Group Inc.      335        14,270        17,115
American Financial Group Inc.         502        16,885        18,957
American Intl Group Inc.              188        13,072        20,384
Dime Bancorp. Inc. New              1,674        22,180        24,690
Fifth Third Bancorp                   439        15,452        27,600
First Empire St. Corp.                 84        19,752        24,104
Green Tree Financial Corp.            670        13,140        25,861
Greenpoint Financial Corp.            418        12,031        19,877
Amgen Inc.                            502        16,832        27,305
Healthcare Compare Corp.              502        15,190        21,279
Johnson & Johnson                     566        15,093        28,147
Medtronic Inc.                        502        19,082        34,147
Merck & Co. Inc.                      335        13,527        26,656
Millipore Corp.                       502        17,199        20,777
Schering Plough Corp.                 418        16,032        27,096
Stryker Corp.                         670        14,814        20,003
Coca Cola Co.                         502        14,437        26,426
Gillette Co.                          418        17,706        32,536
CUC International Inc.                879        17,576        21,311
La Quinta Inns Inc.                   879        12,156        16,807
Manpower Inc Wis                      502        14,688        16,320
Marriott International Inc.           418        19,040        23,120
Staples Inc.                          942        12,031        17,007
Sysco Corp.                           502        13,809        16,383
ADC Telecommunications Inc.           837        13,077        26,050
Andrew Corp.                          502        17,157        26,646
Cisco Sys Inc.                        837        14,542        53,250
Computer Assoc Intl Inc.              565        15,002        28,105
Danka Business Sys Plc
 Sponsored ADR                        586        16,257        20,725
Emccorp Mass                          670        12,889        22,179
Intel Corp.                           293        19,077        38,355
Microsoft Corp.                       335        15,441        27,661

CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996

Balanced Account - Continued
(Managed by Value Line Asset
 Management)                        Units                      Market
Asset Description                    Held          Cost         Value
-------------------------------   -------   -----------   -----------
Oracle Corp.                          628        17,315        26,207
Tellabs Inc.                          670        11,382        25,192
Teradyne Inc.                         670        13,768        16,320
Alco Std Corp.                        502        20,464        25,924
Chemfirst Inc.                        586         6,778        13,548
Getchell Gold Corp.                   414         5,487        15,898
Mississippi Chem Corp. New            195         2,372         4,696
Praxair Inc.                        1,255        26,845        57,905
Arrow Electrs Inc.                    335        16,990        17,910
Black & Decker Corp.                1,172        31,993        35,298
Moog Inc. CL A                        586        12,721        13,695
Thermo Electron Corp.                 628        18,413        25,893
Worldcom Inc.                         837        19,040        21,813
Idex Corp.                            502        12,742        20,024
                                            -----------   -----------

Total Balanced Account                      $ 1,004,498   $ 1,411,420
                                            ===========   ===========

CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996

Income Account
(Managed by Howe & Rusling Investment
 Management)                                             Units                 Market
Asset Description                                         Held        Cost      Value
-----------------                                     --------    --------   --------
Short-Term Investments
Reserve Deposit Acct. (RDA VI)                          14,728    $ 14,728   $ 14,728

Government
United States Treasury Notes                            18,336      20,846     19,210
(7 7/8% 11/15/1999)
United States Treasury Notes                            36,672      38,638     38,603
(7 1/2% 11/15/2001)
United States Treasury Notes                            18,336      18,115     18,313
(6 1/4% 2/15/2003)
United States Treasury Notes                            32,185      23,606     24,993
(5 7/8% 2/15/2004)
United States Treasury Notes                            18,336      19,522     19,293
(7 1/4% 5/15/2004)
United States Treasury Bonds                            73,344      90,832     88,266
(9 3/8% 2/15/2006)
United States Treasury Bonds                            22,003      21,811     22,144
(6 1/2% 8/15/2005)
United States Treasury Bonds                            47,674      49,216     49,529
(7% 7/15/2006)

Corporate
Xerox Cr Corp Note (10% 4/01/99)                        18,336      21,964     19,711
Philip Morris Co. Inc. Notes (7 1/8% 12/01/1999)        18,336      19,365     18,608
Ford Motor Co. Del (9% 9/15/2001)                        7,334       8,731      8,018
                                                                  --------   --------

Total Income Account                                              $347,374   $341,416
                                                                  ========   ========

CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996

Money Market Account
   (Managed by Boston Safe Deposit & Trust Co.)      Units                     Market
Asset Description                                    Held          Cost        Value
----------------                                  -----------   ----------   ---------

Employee Benefit Deposit Acct. (EBDA)                 545,360   $  545,360    $545,360
                                                                ----------   ---------

Total Money Market Account                                      $  545,360   $  545,360
                                                                ==========   ==========


Company Stock Account
                                                        Units                 Market
Asset Description                                        Held      Cost       Value
-----------------                                    --------   ----------  ----------
Short-Term Investments
Reserve Deposit Acct. (RDA VI)                          5,072   $    5,072  $    5,072

Equities and Convertibles
Chart House Enterprises, Inc.                         145,770    1,124,086     728,849
                                                                ----------   ---------

Total Company Stock Account                                     $1,129,158  $  733,921
                                                                ==========  ==========

Total Investments Held                                          $4,321,226  $4,827,651
                                                                ==========  ==========

                                                                      SCHEDULE B
CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Item 27D - Schedule of Reportable Transactions
For the Year Ended December 31, 1996


SERIES OF TRANSACTIONS
----------------------
                                                     Number in Series        Dollar Value Of
  Identity of                                       -----------------   -----------------------                   Net Gain
Party Involved          Asset Description           Purchases   Sales   Purchases        Sales       Cost (a)      (Loss)
--------------          -----------------           ---------   -----   ----------   ----------   -----------    ---------
Chart House
 Enterprises, Inc.      Common Stock                       16      39   $  173,529   $  314,790   $  430,733     ($115,943)

SBS Trust Co.           Reserve Deposit Account
                        (RDA VI)                          275     229    1,956,668    2,127,885    2,127,885            -

SBS Trust Co.           Employee Benefit Deposit
                        Account (EBDA)                     58      44      275,450      379,412      379,412            -

(a)  Cost was equal to market value on transaction date.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Annual Report on Form 11-K for the Chart House Enterprises, Inc. Corporate Employee 401(k) Plan into the Chart House Enterprises Inc.'s previously filed Registration Statement File No. 33-34947 for the Plan.



                                         ARTHUR ANDERSEN LLP


San Diego, California
May 28, 1997